Exhibit 11

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Earnings (Loss) per Common Share

(unaudited)

(in thousands, except per share amounts)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Nov. 29, 2003	Nov. 30, 2002	Nov. 29, 2003	Nov. 30, 2002

Average shares of common stock outstanding	19,306	19,131	19,251	19,085
Dilutive potential common shares

	300	196	274	328

Total adjusted average shares

19,606

19,327

19,525

19,413

Earnings from continuing operations	$14,233	$12,754	$14,817	$20,413
Loss from discontinued operations	—	(2,155)	—	(74,289)

Net earnings (loss) applicable to common stock

$

14,233

$

10,599

$

14,817

$

(53,876

)

Basic earnings (loss) per share of common stock:
Continuing operations	$0.74	$0.67	$0.77	$1.07
Discontinued operations

—

(0.12

)

—

(3.89

)

Total	$0.74	$0.55	$0.77	$(2.82)

Diluted earnings (loss) per share of common stock:
Continuing operations	$0.73	$0.66	$0.76	$1.05
Discontinued operations

—

(0.11

)

—

(3.83

)

Total	$0.73	$0.55	$0.76	$(2.78)

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the period.